SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 14)

Under the Securities Exchange Act of 1934

Stewart Enterprises, Inc.
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

860370105
(CUSIP Number)

December 23, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. Frank B. Stewart, Jr. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Class A shares 0 Class B shares
	6.	Shared Voting Power 0 Class A shares 0 Class B shares
	7.	Sole Dispositive Power 0 Class A shares 0 Class B shares
	8.	Shared Dispositive Power 0 Class A shares 0 Class B shares
9.	Aggregate Amount Beneficially Owned by each Reporting Person 0 Class A shares 0 Class B shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0% - Class A shares 0% - Class B shares
12.	Type of Reporting Person (See Instructions) IN

ITEM 1:

(a)  Name of Issuer:

Stewart Enterprises, Inc.

 (b)  Address of Issur’s Principal Executive Offices:

1333 South Clearview Parkway, Jefferson, LA  70121

ITEM 2:

(a)  Name of Person Filing:

Frank B. Stewart, Jr.

(b)  Address of Principal Business Office or, if None, Residence:

111 Veterans Memorial Boulevard, Suite 160, Metairie, LA  70005

(c)  Citizenship:

United States

(d)  Title of Class of Securities:

Class A Common Stock, no par value per share;
Class B Common Stock, no par value per share

(e)  CUSIP Number:

860370105

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned:
0 Class A shares
0 Class B shares
(b)  Percent of class:
0% of Class A shares
0% of Class B shares
(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0 Class A shares
0 Class B shares

(ii)	Shared power to vote or to direct the vote	0 Class A shares
0 Class B shares

(iii)	Sole power to dispose or to direct the disposition of	0 Class A shares
0 Class B shares

(iv)	Shared power to dispose or to direct the disposition of	0 Class A shares
0 Class B shares

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

On December 23, 2013, pursuant to an Agreement and Plan of Merger, dated as of May 28, 2013 (the “Merger Agreement”) by and among the Issuer,  Service Corporation International, a Texas corporation (“SCI”), and Rio Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of SCI (“Merger Subsidiary”), the Merger Subsidiary merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of SCI.  At the effective time of the Merger, each issued and outstanding share of the Issuer’s Class A common stock and Class B common stock was cancelled and converted automatically into the right to receive at least $13.25 per share as described in the Merger Agreement.

As a result of the Merger, the Reporting Person no longer beneficially owns any shares of Class A or Class B common stock.  This Amendment No. 14 constitutes an exit filing for the Reporting Person.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10:  CERTIFICATIONS.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2013	By:	/s/ Frank B. Stewart, Jr.
Frank B. Stewart, Jr.